EXHIBIT 99.1

B2Gold Provides Operations Update for the Goose Mine and Announces Drill Results at the Back River Gold District

VANCOUVER, British Columbia, Sept. 28, 2026 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to provide an operational update for the Goose Mine and announce positive results from its ongoing Back River Gold District exploration drilling program in Nunavut, Canada. All dollar figures are in United States dollars unless otherwise indicated.

Goose Mine Operations Highlights

  New mobile crushing plant commissioned in August 2026.
  Mobile crushing exceeded an average of 3,000 tonnes per day (“tpd“) of ore from mid-August, in-line with plan.
  Fixed plant crushing throughput is expected to reach a sustained average of 3,200 tpd beginning in October 2026 following completion of planned work on the fixed crushing plant, including Phase 1 upgrades and repairs related to the fire damage.
  Goose Mine is on track to achieve annual production guidance of 170,000 to 200,000 ounces of gold in 2026.

Goose Mine Exploration Highlights

  Infill drill results at Llama confirm interpretation of high-grade mineralization and increase confidence in the current Inferred Mineral Resources below the open pit. Highlight intersections include (core length):
    Drill hole 26GSE749Z2 returned 19.12 grams per tonne (“g/t”) gold over 21.23 meters (“m”) from 463.85 m;
    Drill hole 26GSE749 returned 44.61 g/t gold over 4.65 m from 473.50 m;
    Drill hole 26GSE746Z2 returned 21.72 g/t gold over 10.60 m from 399.05 m;
    Drill hole 26GSE748Z1B returned 44.03 g/t gold over 3.53 m from 354.40 m; and
    Drill hole 26GSE747Z2B returned 10.59 g/t gold over 4.95 m from 357.05 m.
  New discovery of high-grade gold mineralization beyond the western limb of the Nuvuyak structure at Goose Main (core length):
    Drill hole 26GSE750Z2 returned 10.94 g/t gold over 9.95 m from 1,195.90 m (Tattuk zone exploration hole).
  Infill and extension drill results at Nuvuyak (Goose Main) show continuity of high-grade mineralization and opportunity to lengthen the down plunge extents of known high-grade mineralization. Highlight intersections include (core length):
    Drill hole 26GSE750 returned 11.88 g/t gold over 6.90 m from 1,048.30 m; and
    Drill hole 26GSE753Z1 returned 8.74 g/t gold over 7.60 m from 806.00 m.

Back River Gold District Exploration Highlights

  Infill drill results at the Locale 1 deposit at the George Project demonstrate continuity of high-grade mineralization in the Inferred Mineral Resource. Highlight intersections include (core length):
    Drill hole 26GRL232 returned 15.72 g/t gold over 7.85 m from 227.00 m;
    Drill hole 26GRL232Z1 returned 29.58 g/t gold over 3.65 m from 265.80 m;
    Drill hole 26GRL236 returned 19.49 g/t gold over 6.75 m from 44.30 m;
    Drill hole 26GRL239 returned 26.49 g/t gold over 9.40 m from 38.60 m; and
    Drill hole 26GRL245Z1 returned 23.63 g/t gold over 5.75 m from 337.05 m.

Mike Cinnamond, President and CEO of B2Gold, said, “We are very pleased to provide an operational update for the Goose Mine that demonstrates the significant progress to achieve temporary ore crushing capacity at 3,000 tpd following the fire in April, while progressing the upgrades and repairs to the fixed crushing plant, according to plan. The successful commissioning of the new mobile crushing plant and continued advancement of the Phase 1 upgrades are a testament to the dedication and hard work of our operations, maintenance and project teams. With the crusher repairs and upgrades on track, we remain confident in our ability to achieve 170,000 to 200,000 ounces of gold production at Goose this year and continue to position the site for improved long-term performance and operating flexibility.

Our 2026 Back River Gold District exploration program yielded strong results from the Goose Mine and regional program, aiding our deposit knowledge and mine planning, district-wide target generation, and conversion of near-mine resources. At the Goose Mine, drilling at the Llama deposit and Nuvuyak structure contributed to our goal to infill Mineral Resources, demonstrated the potential to further extend mine life, and identified a prospective new zone, Tattuk, for follow up drilling. At the George Project, strong results from infill drilling strengthened confidence in the continuity of high-grade mineralization that will support resource conversion. We look forward to building upon the results of the 2026 program and advancing opportunities identified district-wide.”

Goose Mine Operations Update

Mobile Crusher Update

As announced on August 6, 2026, the Company purchased and received a new mobile crushing plant to supplement existing crushing capacity while repairs to the fixed crushing plant, as a result of the fire announced earlier in the year, are completed. The new mobile crushing plant arrived on site in July and was commissioned in August. Following commissioning of the new mobile crushing plant, total mobile crushing ore throughput exceeded an average of 3,000 tpd since mid-August, in line with plan. The capital cost for the additional crushing plant and supporting equipment was approximately $16 million.

Phase 1 upgrades to the fixed crushing plant, which include the addition of a run-of-mine mass-flow bin and apron feeder, a new larger jaw crusher and rock breaker, are underway and on track to be commissioned mid-October, the same time repairs from the fire to the conveyor belt are expected to be completed. The Goose fixed crushing plant is expected to have an average daily capacity of 3,200 tpd following the commissioning of the Phase 1 upgrades, which are estimated to incur a total cost of $11 million.

The Company plans to continue to use the new mobile crushing plant (~3,000 tpd) alongside the fixed crushing plant (~3,200 tpd) through October and as weather permits through the winter, to feed the mill and build a stockpile of crushed ore. A semi-permanent enclosure is being erected around the mobile crushing plant to facilitate continued operations of the mobile crusher during the winter months. Phase 2 upgrades to the fixed crushing plant are scheduled for the first half of 2027, at which time the fixed crushing plant is expected to be down for up to 10 weeks while upgrades are completed. The Company expects to build sufficient crushed ore stockpiles prior to the Phase 2 shutdown and utilize the new mobile crushing plant during the upgrade, so that mill operations are not impacted during the shutdown period. Phase 2 crusher upgrades include the installation of larger secondary/tertiary cone crushers, new surge bins with feeders to optimize crusher performance, and upgraded conveyors to support higher throughput. Once complete, the Phase 2 upgrades are expected to increase average crushing capacity to design throughput of 4,000 tpd. While initially acquired to mitigate the impacts of the crusher fire, the new mobile crushing plant will remain on site and be used to provide long-term operational flexibility and additional crushing capacity beyond the completion of the fixed crushing plant upgrades.

Annual Guidance

With the new mobile crusher commissioned and Phase 1 upgrades progressing as planned, the Company remains on track to deliver annual production guidance of 170,000 to 200,000 ounces of gold from the Goose Mine in 2026. Third quarter of 2026 gold production is expected to be broadly in line with first quarter production levels, and fourth quarter of 2026 production is expected to be the strongest quarter of the year, driven by a full quarter of higher tonnes milled and strong mill feed grade.

2026 Back River Gold District Exploration Program Overview

The 2026 exploration program is supported by a budget of $51 million, and includes over 35,000 m of drilling, and regional exploration activities. The program prioritized supporting future mine planning, infill drilling for resource conversion, the identification of new zones of mineralization for follow-up exploration and increasing deposit knowledge. As of August 31, the 2026 Back River Gold District exploration program had completed 75% of the 2026 campaign with a total of 27,493 m of drilling.

More than half of the 2026 exploration budget is focused on activities located at the Goose Mine to infill Inferred Mineral Resources at the Llama deposit and Nuvuyak zone, as well as targeting extensions of known mineralization at the Nuvuyak zone.

The 2026 regional exploration program is focused on mapping, prospecting, and till sampling on the George Project (including the Locale 1 deposit), Ailiruk, Goose, Boot, Needle, and Beech targets and makes up the remainder of the 2026 exploration budget at the Back River Gold District. The goal of the regional work is to further define resources at the Locale 1 deposit, identify new zones of mineralization amenable to open pit mining methods, and follow up on targets defined during the 2025 summer regional exploration program.

All drill results are as of August 31, 2026, unless otherwise noted. Full composite tables detailing drill intercept assay results are provided at the end of this release.

Goose Mine Exploration

The Goose Mine comprises five main deposits: Umwelt, Llama, Llama Extension, Goose Main and Echo, and has defined Indicated Mineral Resources of 15.91 million tonnes grading 7.40 g/t gold totaling 3.79 million ounces (inclusive of Mineral Reserves) and Inferred Mineral Resources of 9.31 million tonnes grading 7.63 g/t totaling 2.28 million ounces. Significant drill hole locations from the 2026 Goose Mine exploration program are shown on the map in Figure 1 and Figure 2.

Figure 1. Goose Mine drill hole locations plan view.

Figure 2. Goose Mine drill hole locations long section with significant intersections labelled.

At the Llama deposit, 28 holes totaling 7,255 m were drilled year-to-date to infill the Inferred Mineral Resources down plunge from the Llama open pit. Results confirm current interpretations of high-grade mineralization with results up to 19.12 g/t gold over 21.23 m from 463.85 m in drill hole 26GSE749Z2 (Figure 3). All assay results from the 2026 drill campaign at Llama have now been received, providing key inputs for upcoming mine-planning work.

The LX Gap is an approximately 300 m long portion of the southeasterly plunging Llama deposit that to date has seen insufficient drilling to confirm the continuity of high-grade mineralization along the entirety of the known 2,000 m of the deposit. The high-grade intersections flanking LX Gap impart confidence in continuity and promote LX Gap as a drill target for the 2027 drilling campaign.

Figure 3. Llama Deposit long section (facing northeast). Significant intersections are labelled and pierce points for drillholes disclosed in this release are outlined in black.

At Goose Main, 16 holes totaling 6,951 m were drilled year-to-date, focused on infill drilling and exploring extensions down plunge and down dip of known mineralization in the Nuvuyak zone. Infill drilling is ongoing with assay results still pending for 10 holes. Results from the 2025 exploration program suggested mineralization continued down plunge of Nuvuyak, and drill hole 26GSE750Z2 was extended to test the geological interpretation of the iron formation hosting the gold mineralization and to evaluate Nuvuyak’s projected continuation down plunge. Results from that hole confirmed high-grade mineralization, with 10.94 g/t gold over 9.95 m from 1,195.90 m on the western limb of the fold. This new discovery, named Tattuk, is approximately 150 m down plunge from Nuvuyak and presents a new opportunity for future resource additions (Figure 4).

Figure 4. Goose Main long section (facing north). Significant intersections are labelled and pierce points for drillholes disclosed in this release are outlined in black.

Other near-mine exploration targets, including Hackles and Goose Tail, were tested in 2026 with a total of 1,178 m drilled in six drill holes. At the Goose Tail target, 850 m southeast of Goose Main, drilling from three drill holes tested the potential for a small open pit resource target. Assay results are pending for the three 2026 drill holes.

Significant 2026 drill results from the Goose Mine exploration drilling include:

Hole ID [1]	Area	Zone	From (m)	To (m)	Length (m)[2]	Au (g/t)	Au (g/t) Capped [3]
26GSE746Z2	Goose	Llama	399.05	409.65	10.60	21.72	16.79
26GSE749	Goose	Llama	473.50	478.15	4.65	44.61	32.15
26GSE749Z2	Goose	Llama	463.85	485.08	21.23	19.12	15.44
26GSE750	Goose	Nuvuyak	1,048.30	1,055.20	6.90	11.88	11.88
26GSE750Z2	Goose	Tattuk	1,195.90	1,205.85	9.95	10.94	10.54
26GSE753Z1	Goose	Nuvuyak	806.00	813.60	7.60	8.74	8.74

Notes:

  Full composite tables containing the drill intercept assays from the Goose Mine exploration drilling are located at the end of this release.
  Composite intervals represent core length, not true width, and were calculated using a 3.0 g/t gold cut-off grade and may include up to 2.0 m of internal dilution.
  Capped at 50 g/t gold.

2026 Regional Exploration Program

The George Project, situated 60 kilometers (“km”) northwest of the Goose Mine (Figure 5), has an Indicated Mineral Resource estimate of 1.66 million tonnes grading 7.89 g/t gold for a total of 420,000 ounces of gold and an Inferred Mineral Resource estimate of 4.19 million tonnes grading 8.98 g/t gold for a total of 1.2 million ounces of gold, including Locale 1 Inferred Mineral Resource estimate of 1.15 million tonnes grading 10.25 g/t gold for a total of 380,000 ounces of gold.

Figure 5. Back River Gold District Property Overview.

Infill drill results from the 2026 George Project and drilling at Locale 1 confirmed the continuity of high-grade gold mineralization in the Inferred Mineral Resource (Figure 6). In addition, approximately 2,279 m was drilled in 15 holes at the George Project, Dragon South, Oar, Rainbow Row, and Spoon targets, focusing on identifying new zones of shallow mineralization that could be amenable to open pit methods. At the Dragon South zone, 1,134 m over 6 holes followed up encouraging 2025 drill results of 10.42 g/t gold over 5.65 m from 10.75 m in drill hole 25GRL224. Assays from the 2026 program are pending.

Figure 6. Locale 1 (George Project) Drill Hole Locations.

Significant 2026 drill results from the Locale 1 zone in the George Project include:

Hole ID 1	Area	Zone	From (m)	To (m)	Length (m)[2]	Au (g/t)	Au (g/t) Capped[3]
26GRL232	George	Locale 1	227.00	234.85	7.85	15.72	15.72
26GRL236	George	Locale 1	44.30	51.05	6.75	19.49	19.49
26GRL239	George	Locale 1	38.60	48.00	9.40	26.49	18.62
26GRL243	George	Locale 1	6.51	10.11	3.60	23.20	16.42
26GRL245Z1	George	Locale 1	337.05	342.80	5.75	23.63	23.63

Notes:

  Full composite tables containing the drill intercept assays from the George Project Locale 1 drilling program are located at the end of this release.
  Composite intervals represent core length, not true width, and were calculated using a 4.0 g/t gold cut-off grade and may include up to 2.0 m of internal dilution.
  Capped at 50 g/t gold.

At the Back River Gold District Regional targets, Boot and Needle, 2,142 m of drilling from 12 holes was completed following up on prospective 2025 exploration program results. At the Boot property, situated 12 km northeast of Goose Mine, 1,693 m was drilled across nine drill holes at the Ayers, Boot Laces, Hammer, and Rooster targets following up encouraging results from the 2025 exploration program. Assay results are still pending for four holes from the Hammer and Rooster zones. At the Needle property, situated 60 km southwest of the Goose Mine, approximately 450 m were drilled with the program ongoing and assays pending. Results to date in 2026 have not returned any significant values.

Surface Exploration Program

Regional target definition was supplemented by an integrated surface exploration program comprised of mapping, prospecting, and the collection of 2,927 till samples, 92 channels (296 samples), and 1,059 rock samples from nine properties including Ailiruk, Goose South, Boot, Boulder, George, Del, Needle, Beech, and Wishbone. Channel sample results from Ailiruk are encouraging and include up to 3.94 g/t gold over 6.3 m. In addition, shallow Rotary Air Blast (“RAB”) drilling was carried out over four areas with 183 holes drilled and 386 samples collected. Results of RAB drilling will aid in identifying prospective lithology below glacial till cover and guide future efforts towards mineralized bedrock. The completed surface exploration has generated additional regional and near-mine targets for further evaluation and drill testing in 2027.

Drill Intercept Assays – Composite Tables

2026 drill results from the Llama deposit at the Goose Mine include:

Hole ID	Area	Zone	Including/ and	From (m)	To (m)	Length (m)[2]	Au (g/t)	Au (g/t) Capped[1]
26GSE744	Goose	Llama		402.20	403.06	0.86	36.10	36.10
				408.40	410.13	1.73	32.96	23.46
26GSE744Z1	Goose	Llama		359.50	365.50	6.00	9.61	9.61
				370.35	372.80	2.45	24.12	22.54
			incl.	370.93	371.50	0.57	56.80	50.00
26GSE744Z2	Goose	Llama		407.80	409.15	1.35	12.29	12.29
26GSE744Z3	Goose	Llama		325.45	332.50	7.05	8.51	8.51
			incl.	327.65	330.06	2.41	16.88	16.88
26GSE745	Goose	Llama		436.77	452.10	15.33	1.00	1.00
26GSE745Z1	Goose	Llama		349.25	351.50	2.25	9.37	9.37
26GSE745Z2	Goose	Llama		438.15	440.00	1.85	23.09	23.09
				444.10	445.50	1.40	21.84	21.84
26GSE745Z3	Goose	Llama		432.10	433.10	1.00	37.30	37.30
				452.90	454.70	1.80	9.15	9.15
26GSE746	Goose	Llama		310.57	317.56	6.99	1.07	1.07
				337.19	338.84	1.65	6.72	6.72
			incl.	337.19	337.69	0.50	15.90	15.90
26GSE746Z1	Goose	Llama		336.06	336.75	0.69	30.00	30.00
26GSE746Z2	Goose	Llama		399.05	409.65	10.60	21.72	16.79
			incl.	401.95	404.90	2.95	65.76	48.04
26GSE746Z2B	Goose	Llama	NSV - Abandoned
26GSE746Z2C	Goose	Llama		336.55	339.00	2.45	7.78	7.78
			incl.	338.00	338.50	0.50	17.50	17.50
				373.40	375.70	2.30	5.84	5.84
26GSE746Z3	Goose	Llama		327.10	327.70	0.60	8.06	8.06
26GSE747	Goose	Llama		101.22	104.24	3.02	1.84	1.84
26GSE747Z1	Goose	Llama	NSV
26GSE747Z2	Goose	Llama	NSV - Abandoned
26GSE747Z2B	Goose	Llama		349.65	351.80	2.15	10.26	10.26
				357.05	362.00	4.95	10.59	10.59
			incl.	357.05	358.10	1.05	20.60	20.60
26GSE748	Goose	Llama		351.94	355.25	3.31	9.72	9.72
				373.70	375.70	2.00	15.69	15.69
				384.65	386.96	2.31	25.18	18.35
			incl.	386.19	386.96	0.77	70.50	50.00
26GSE748Z1	Goose	Llama	NSV - Abandoned
26GSE748Z1B	Goose	Llama		340.82	345.14	4.32	3.45	3.45
				354.40	357.93	3.53	44.03	31.06
				372.58	375.25	2.67	11.49	11.49
				387.97	388.59	0.62	271.00	50.00
26GSE748Z2	Goose	Llama		371.52	374.75	3.23	16.78	16.78
26GSE748Z3	Goose	Llama		266.50	277.80	11.30	5.19	5.19
26GSE748Z4	Goose	Llama		285.10	289.55	4.45	5.46	5.46
26GSE749	Goose	Llama		417.10	418.10	1.00	34.30	34.30
				450.00	452.15	2.15	16.50	16.50
				473.50	478.15	4.65	44.61	32.15
26GSE749Z1	Goose	Llama		490.95	493.40	2.45	16.59	16.59
			incl.	490.95	491.65	0.70	45.20	45.20
26GSE749Z2	Goose	Llama		421.25	422.30	1.05	33.64	33.17
				463.85	485.08	21.23	19.12	15.44
26GSE749Z3	Goose	Llama		314.35	316.40	2.05	3.79	3.79
				509.60	516.60	7.00	1.07	1.07

Notes:

  Capped at 50 g/t gold.
  Goose composite intervals represent core length, not true width, and were calculated using a 3.0 g/t gold cut-off grade and may include up to 2.0 m of internal dilution. True width undetermined.

2026 drill results from the Nuvuyak zone within the Goose Mine include:

Hole ID	Area	Zone	Including/ and	From (m)	To (m)	Length (m)[2]	Au (g/t)	Au (g/t) Capped[1]
26GSE750	Goose	Nuvuyak		995.65	999.90	4.25	4.39	4.39
			incl.	998.95	999.90	0.95	12.25	12.25
				1048.30	1055.20	6.90	11.88	11.88
			incl.	1053.65	1055.20	1.55	23.79	23.79
26GSE750Z1	Goose	Nuvuyak		995.75	1000.90	5.15	2.09	2.09
				1019.80	1027.65	7.85	1.92	1.92
26GSE750Z1W1	Goose	Nuvuyak		1019.95	1027.80	7.85	1.30	1.30
26GSE750Z2	Goose	Nuvuyak		1082.20	1086.05	3.85	11.42	11.42
		Tattuk		1195.90	1205.85	9.95	10.94	10.54
			incl.	1197.45	1200.80	3.35	24.79	23.60
26GSE753	Goose	Hook		414.35	422.40	8.05	1.02	1.02
				475.83	480.15	4.32	1.55	1.55
		Nuvuyak		815.80	820.40	4.60	10.21	10.21
			incl.	818.90	819.60	0.70	27.90	27.90
26GSE753Z1	Goose	Nuvuyak		806.00	813.60	7.60	8.74	8.74
			incl.	811.90	813.60	1.70	27.36	27.36
				814.45	817.40	2.95	0.97	0.97

Notes:

  Capped at 50 g/t gold.
  Goose composite intervals represent core length, not true width, and were calculated using a 3.0 g/t gold cut-off grade and may include up to 2.0 m of internal dilution. True width undetermined.

2026 drill results from the Locale 1 zone in the George Project include:

Hole ID	Area	Zone	Including/ and	From (m)	To (m)	Length (m)[2]	Au (g/t)	Au (g/t) Capped[1]
26GRL231	George	Locale 1		269.88	272.90	3.02	12.05	12.05
			incl.	271.86	272.90	1.04	24.74	24.74
				283.65	287.13	3.48	7.46	7.46
			incl.	286.25	287.13	0.88	19.10	19.10
26GRL231Z1	George	Locale 1		258.40	262.90	4.50	9.01	9.01
			incl.	258.40	259.40	1.00	26.00	26.00
26GRL231Z2	George	Locale 1		304.05	304.95	0.90	13.75	13.75
				309.20	310.90	1.70	96.32	43.08
26GRL231Z3	George	Locale 1		291.29	293.00	1.71	8.54	8.54
26GRL232	George	Locale 1		227.00	234.85	7.85	15.72	15.72
			incl.	230.30	233.15	2.85	27.98	27.98
				238.10	238.85	0.75	88.10	50.00
26GRL232Z1	George	Locale 1		265.80	269.45	3.65	29.58	29.58
26GRL232Z2	George	Locale 1		226.96	231.56	4.60	1.38	1.38
				243.54	244.06	0.52	9.47	9.47
26GRL232Z3	George	Locale 1		254.90	259.78	4.88	11.53	11.53
			incl.	254.90	256.85	1.95	22.21	22.21
26GRL233	George	Locale 1		219.52	220.30	0.78	21.50	21.50
26GRL233Z1B	George	Locale 1		216.55	220.55	4.00	6.55	6.55
			incl.	218.60	219.60	1.00	11.70	11.70
26GRL233Z2C	George	Locale 1		223.90	226.50	2.60	17.02	17.02
				248.45	251.70	3.25	4.65	4.65
26GRL234	George	Locale 1		60.20	69.05	8.85	5.24	5.24
			incl.	60.20	61.70	1.50	16.63	16.63
26GRL235	George	Locale 1		61.95	64.40	2.45	7.51	7.51
26GRL236	George	Locale 1		44.30	51.05	6.75	19.49	19.49
26GRL237	George	Locale 1		59.80	62.20	2.40	18.26	18.26
			incl.	60.60	61.55	0.95	36.10	36.10
26GRL238	George	Locale 1	NSV
26GRL239	George	Locale 1		38.60	48.00	9.40	26.49	18.62
			incl.	39.40	42.55	3.15	57.84	34.35
26GRL240	George	Locale 1		26.75	30.00	3.25	16.76	16.76
26GRL241	George	Locale 1		34.00	36.22	2.22	6.69	6.69
			incl.	34.00	34.55	0.55	23.00	23.00
26GRL242	George	Locale 1	NSV - Abandoned
26GRL242W1	George	Locale 1		310.01	311.93	1.92	37.72	27.87
26GRL242Z1	George	Locale 1		319.50	322.66	3.16	11.98	11.98
26GRL242Z2	George	Locale 1		285.61	288.60	2.99	8.26	8.26
			incl.	285.61	286.15	0.54	22.20	22.20
26GRL242Z3	George	Locale 1		311.10	313.20	2.10	21.17	21.17
26GRL242Z4	George	Locale 1		288.30	290.65	2.35	14.31	14.31
			incl.	288.30	289.15	0.85	31.40	31.40
26GRL243	George	Locale 1		6.51	10.11	3.60	23.20	16.42
			incl.	8.82	10.11	1.29	53.73	34.81
26GRL244	George	Locale 1		228.38	230.90	2.52	5.36	5.36
26GRL244Z1	George	Locale 1		252.78	255.56	2.78	12.20	12.20
26GRL244Z2	George	Locale 1	NSV
26GRL245	George	Locale 1		334.00	338.65	4.65	7.54	7.54
			incl.	335.85	336.85	1.00	20.30	20.30
				341.60	343.75	2.15	13.07	13.07

Notes:

  Capped at 50 g/t gold.
  George composite intervals represent core length, not true width, and were calculated using a 4.0 g/t gold cut-off grade and may include up to 2.0 m of internal dilution. True width undetermined.

For further information relating to drill hole data, including drill hole collar coordinates, please refer to the Company’s website at: https://www.b2gold.com/operations-projects/producing/goose-mine-canada/default.aspx#exploration

About B2Gold Corp.

B2Gold is a responsible international gold producer headquartered in Vancouver, Canada. B2Gold has operating gold mines in Canada, Mali, Namibia and the Philippines, and numerous development and exploration projects in various countries.

Qualified Person Statement

Peter D. Montano, P. Eng., Vice President, Operations and Project Development, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

Andrew Brown, P.Geo., Vice President, Exploration, a qualified person under NI 43-101, has approved the scientific and technical information related to exploration and mineral resource matters contained in this news release.

Quality Assurance/Quality Control on Sample Collection and Assaying

The primary laboratory utilized for the Back River Gold District drilling program in 2026 is ALS laboratory in North Vancouver, Canada. Core samples are prepared at the ALS preparation facility in Yellowknife with representative pulp samples sent to the ALS North Vancouver laboratory for gold analysis. Gold is analyzed by a fire assay/atomic absorption spectrometry (“FA/AAS”) finish using a 50-gram subsample of the coin pulp. FAs were finished with AAS, and samples with higher grades that exceeded the maximum detection limit of AAS received a supplemental gravimetric (“GRAV”) finish. All samples over 3,000 parts per billion are analyzed by FA/GRAV using a 50-gram subsample of the coin pulp. Bureau Veritas Minerals in Vancouver, Canada, is the umpire laboratory.

Quality assurance and quality control procedures include the systematic insertion of blanks and standards into the core sample strings. The results of the control samples are evaluated on a regular basis with batches re-analyzed and/or resubmitted as needed. All results stated in this announcement have passed B2Gold’s quality assurance and quality control protocols.

Technical Report

For further information, please refer to the following NI 43 – 101 technical report available on the SEDAR+ website at www.sedarplus.ca under the Company’s profile or on the Company’s website at www.B2Gold.com.

  “NI 43-101 Technical Report for the Goose Project and Back River District, Nunavut, Canada” dated March 28, 2025, with an effective date of December 31, 2024, prepared by A. Brown, P. Montano, J. Rajala, K. Jones, M. Meyers, B. Lytle and A. Takch, all employees of B2Gold.

Cautionary Statement

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities laws. All statements, other than statements of historical fact, that address circumstances, events, activities or developments that could, or may or will occur, are forward-looking statements and are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements are typically identified by words such as "expect", "plan", "target", "on track", "achieve", "continue", "improve", "advance", "grow", "potential", "intend", “build”, “future” or "believe" and similar expressions or their negative connotations. Forward-looking statements in this news release include, but are not limited to, statements regarding: the anticipated production, operations and future performance of the Goose Mine; the timing, completion and expected benefits of the Goose Mine crushing circuit upgrades; estimates of mineral reserves and mineral resources and the conversion of Inferred Mineral Resources to Indicated Mineral Resources; the impact of exploration results on mineral reserve and mineral resource estimates and mine life; the anticipated impact of the planned shutdown of the Goose crushing circuit; and the Company's ability to stockpile sufficient ore to mitigate the effects of such shutdown.

Forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Forward-looking statements are subject to risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied in such statements. Such risks and uncertainties include, among other things: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; and the risks described in the section "Risk Factors" in B2Gold's most recent Annual Information Form and the Company’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (“SEC”), which are available under the Company’s profile on SEDAR+ at sedarplus.ca and on EDGAR at sec.gov, respectively, and on the Company’s website at b2gold.com. The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

Except as required by applicable law, the Company does not intend and does not assume any obligation to update forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities the Company will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements. All forward-looking statements in this news release are expressly qualified by this cautionary statement.

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Cautionary Note to United States Investors

Disclosure regarding mineral properties contained in this news release has been prepared in accordance with the Canadian Securities Administrator’s National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral properties. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. Accordingly, information contained in this news release is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

Photos accompanying this announcement are available at:
https://www.globenewswire.com/NewsRoom/AttachmentNg/1876110c-0276-4439-881e-74b0137e7753
https://www.globenewswire.com/NewsRoom/AttachmentNg/b5c1d448-7106-4c15-a7b5-cb24d5bcf6a2
https://www.globenewswire.com/NewsRoom/AttachmentNg/30de2e2e-e31f-481e-8e52-c3d9be55203b
https://www.globenewswire.com/NewsRoom/AttachmentNg/2da4a6c7-813b-4253-94f4-300dbdd43db3
https://www.globenewswire.com/NewsRoom/AttachmentNg/9b95a27c-3579-450f-9f36-36bb3d8b2974
https://www.globenewswire.com/NewsRoom/AttachmentNg/9dccfe93-677a-415e-a796-9a22650ec519

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Rebecca Henare
VP, Investor Relations & Corporate Development
+1 604-681-8371
investor@b2gold.com

Cherry DeGeer
Director, Corporate Communications
+1 604-681-8371
investor@b2gold.com